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                                                                    Exhibit 99.1

       Brokat Technologies Announces Workforce Reduction; clarifies cost saving measures

SAN JOSE, Calif. - June 11, 2001 - Brokat Technologies (Nasdaq: BROA, Neuer
Markt: BRJ), a global leader in software that enables user-centric business, today reported that it is reducing its worldwide workforce by 20% percent, or approximately 300 positions. After the reduction, the number of employees worldwide will total approximately 1100. These actions will be accounted for as restructuring expenses during the second fiscal quarter.

The company is also writing off certain other assets related to subsidiary operations and will close offices in the Netherlands, Belgium and Israel. Brokat is simultaneously taking action to reduce its discretionary spending across its worldwide operations.

Overall, the company expects the combination of these actions to yield operating expense reductions of approximately $13 million (15 million euro) in the fourth quarter of 2001, compared to the cost structure of the first fiscal quarter.

Brokat first announced that it was undertaking cost-cutting measures during its first quarter 2001 earnings announcement on April 10. At that time, the company acknowledged the impact of a slowdown in IT spending and also lowered its revenue expectations for the year. Brokat's goal is to attain break-even by the fourth quarter of 2001 (based on EBITDASO - earnings before interest, taxes, depreciation, amortization and stock option expenses.)

The actions taken to reduce expenditures are intended to both streamline Brokat's worldwide operations and better position the company in terms of market focus.

"After carefully examining all areas of our business, we believe these measures will put Brokat on a path toward achieving our financial goals while strengthening the resources and operational focus needed to become a market leader in the mobile business space," said Stefan Roever, CEO and co-founder of Brokat Technologies. "Our recent win of Vodafone for Brokat PaymentWorks software, following on our contract with T-Motion, a Deutsche Telekom subsidiary, clearly underscores the need to marshall our internal resource behind an m-business strategy."

This press release contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, such as statements relating to cost reduction and the expected savings, restructuring expenses, future financial results, and strategic focus. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the company's ability to implement its cost-reduction program effectively, general economic conditions, customer demand for the company's products and services under current economic conditions, competition in the m-commerce industry, fluctuations in quarterly operating results, the company's history of operating losses and its
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cash position, and other risks and uncertainties. Additional information on these and other risks and uncertainties related to the forward-looking statements is included in the "Risk Factors-Risks Relating to Brokat's Business" section of Brokat's registration statement (No. 333-45430) on Form F-4 and its Forms 6-K on file with the U.S. Securities and Exchange Commission, and its Form 20-F for the 2000 fiscal year to be filed with the SEC. The forward-looking statements in this press release are based on management's reasonable beliefs as of the date of this release, and Brokat assumes no obligation to update them to reflect subsequent information or events.


About Brokat

Brokat Technologies (Nasdaq: BROA, Neuer Markt: BRJ) is a global leader in software that enables user-centric business. Brokat's product families - multi-channel infrastructure software, rules management and personalization technology, mobile payment software, and e-finance applications - are used by over 3,500 enterprises worldwide including ABN Amro, Allianz, Axa Insurance, Bank of America, Blue Martini Software, Charter One, DaimlerChrysler, DBS Bank, IBM Corporation, LBBW, MasterCard International, Metavante, Nationwide Insurance, NCR, SE-Banken, Sun Microsystems, Swiss Post Office, T-Motion (a subsidiary of Deutsche Telekom), Toyota, Vodafone, and Workscape. Select global partners include Blue Martini Software, Compaq, Hewlett Packard, Intel, IBM, Siemens, and Sun Microsystems. Brokat has dual headquarters in San Jose, California and Stuttgart, Germany. Information on Brokat and its products is available at www.brokat.com.
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Brokat is a registered trademark and Brokat Technologies and the Brokat
Technologies logo are trademarks of Brokat AG or its subsidiaries in the United States and other countries.